

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

<u>Via E-mail</u>
Richard Surber
President
Green Endeavors, Inc.
59 West 100 South
Second Floor
Salt Lake City, UT 84101

> **Re: Green Endeavors, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 22, 2013**
> **File No. 000-54018**

Dear Mr. Surber:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide additional disclosure regarding the potential impact of this reverse stock split on your shareholders, including decreased voting power and anti-takeover effects. For example, it appears that holders of your super voting preferred stock will have a majority voting position following the reverse stock split. If so, please disclose the voting percentage that will be held by these holders following the reverse stock split.

2. We note that you do not have a sufficient number of common shares available for issuance if your preferred shares and convertible debt presently outstanding were to convert at current market prices. Please disclose the number of common shares that would be issuable upon conversion of your preferred shares and convertible debt, respectively, if they were to convert at current market prices.

3. We also note that Mr. Surber is President of Nexia. As a result, we believe that Mr. Surber may be deemed a beneficial owner of shares held by Nexia. Please note that, for purposes of calculating beneficial ownership pursuant to Rule 13d-3, a person is a beneficial owner of a security if they have or share voting power or investment power over such security. See Rule 13d-3(a). Please revise your security ownership table to reflect that Mr. Surber is a beneficial owner of the shares held by Nexia or tell us why you believe he is not a beneficial owner of such shares. Also, please revise the shares held by your directors and officers as a group to reflect Mr. Surber's increased holdings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, Attorney-Adviser, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director